Filed Pursuant to Rule 253(g)(2)
File No. 024-11524

SUPPLEMENT DATED FEBRUARY 9, 2022

TO OFFERING CIRCULAR DATED JULY 28, 2021

Olive Tree People Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated July 28, 2021 of Olive Tree People Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated July 28, 2021, is available HERE.

The purpose of this supplement is to:

●	Add OpenDeal Broker LLC dba the Capital R as a broker-dealer and as part of the selling group for the Company’s offering under Regulation A (the “Offering”).
●	Amend certain terms of the Company’s engagement with Rialto Markets LLC, which have been changed pursuant to an amended agreement between the Company and Rialto Markets LLC.

As a result, the Company amends and restates the following sections of its Offering Circular:

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COVER PAGE

OLIVE TREE PEOPLE INC.

2425 Olympic Blvd. #4000 W,

Santa Monica, CA 90404

www.oliveda.com

UP TO 12,000,000 SHARES OF COMMON STOCK

MINIMUM INVESTMENT: $750

SEE “SECURITIES BEING OFFERED” AT PAGE 28

Olive Tree People Inc., a California corporation, is offering up to 12,000,000 of its common shares, no par value (the “Common Stock”). The shares of Common Stock are being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this Offering. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. All funds received as a result of this Offering will be immediately available to us for our general business purposes. Because there is no minimum dollar amount of Common Stock that must be sold in order for the offering to close, there is a risk that we may not receive sufficient proceeds from the offering to fully and effectively execute on our business plan as described in this Offering Circular. See “Securities Being Offered” at page 28 for additional details.

	Price to Public	Underwriting Discount and commissions (1)	Proceeds to issuer (1)(2)
Per Share	$1.250	$0.075	$1.175

Total Maximum	$15,000,000.00	$900,000.00	$14,100,000.00

(1) The Company has engaged Rialto Markets LLC (“Rialto”) to act as a placement agent for this offering and to perform certain administrative and technology-related functions as set forth in “Plan of Distribution.” The Company will pay a cash commission of 1% to Rialto on sales of the Common Stock made through Rialto’s online platform (the “Rialto Platform”). The Company may pay a cash commission of 6% to Rialto on sales of up to $5,000,000 in Common Stock sold solely due to Rialto’s direct selling efforts up to an amount not exceeding $300,000. The Company will also pay a $2,750 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by Rialto. Any unused portion of this fee not actually incurred by Rialto will be returned to the Company. FINRA fees will be paid by the Company. This does not include processing fees paid directly to the Rialto Platform by investors.

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In addition, we have engaged OpenDeal Broker LLC (“OpenDeal Broker”) to assist with processing of investments through the online investment platform at www.republic.com maintained for OpenDeal Broker’s benefit by its affiliates (the “Republic Platform”). OpenDeal Broker will perform substantially the same services as Rialto, but only for those subscriptions received through the Republic Platform. The Republic Platform will be used to communicate the offering to investors so they may purchase the securities in this offering through OpenDeal Broker. As compensation, the Company will pay to OpenDeal Broker a cash commission equal to 6% of the amount raised through the Republic Platform. OpenDeal Broker will also receive a securities commission equivalent to 2% of the dollar value of the securities issued to investors through the Republic Platform at the time of closing. OpenDeal Broker will comply with lock-up restrictions required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales in this offering with respect to the securities commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), OpenDeal Broker will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.

(2) Does not include estimated offering expenses including, without limitation, legal, accounting, auditing, other professional, printing, advertising, travel, marketing, blue-sky compliance and other expenses of this Offering. We estimate the total expenses of this Offering will be approximately $835,000, not including commissions or state filing fees.

PLAN OF DISTRIBUTION, page 15

The Company is offering up to 12,000,000 shares of Common Stock in this Offering at $1.25 per share, with a minimum investment of $750. There is no minimum amount we are required to raise from the shares of Common Stock being offered hereby. There is no guarantee that we will sell any of the shares of Common Stock being offered in this Offering. Additionally, there is no guarantee that this Offering will successfully raise enough funds to implement our Company’s business plan or pay for the expenses of this Offering, which we estimate to be $835,000, excluding commissions and state filing fees.

The approximate date of the commencement of the sales of the shares of Common Stock will be within two calendar days from the date on which the Offering is qualified by the SEC and on a continuous basis thereafter until the maximum number of shares of Common Stock offered hereby are sold or the Offering is earlier terminated. All offering expenses will be borne by us and will be paid out of the proceeds of this Offering. The Company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the Company.

This Offering will terminate at the earlier of (i) the date at which the maximum offering amount has been sold; and (ii) the date the Offering is earlier terminated by the Company, in its sole discretion. At least every 12 months after this Offering has been qualified by the SEC, if the Offering is still ongoing at such time, the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company. No sales of shares of Common Stock will be made prior to the qualification of the Offering statement by the SEC.

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The Company will publicly market the offering using general solicitation through methods that include emails to potential investors, the internet, social media, and any other means of widespread communication.

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company’s website at www.invest-olivetreepeople.com.

Broker-Dealer Agreements

Rialto Markets LLC Agreement

Rialto Markets LLC (“Rialto”) has agreed to act as placement agent to assist in connection with this offering. Rialto is not purchasing or selling any securities offered by this offering circular, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but has agreed to use its best efforts to arrange for the sale of all of the securities offered hereby. In addition, the Rialto may engage other brokers to sell the securities on their behalf. Rialto will receive compensation for sales of the shares offered and sold through its platform (“Rialto Platform”) at a rate of 1% of the gross proceeds. In addition, the Company may pay Rialto 6% of the gross proceeds from the sale of up to $5,000,000 in Common Stock resulting from the direct selling efforts of Rialto not to exceed $300,000.

Rialto has also agreed to perform the following services in exchange for the compensation discussed above:

•	act as lead broker for the offering, coordinating efforts of parties involved and providing regulatory guidance,
•	provide offering platform technology, the use of a “microsite” for the Company to reach potential investors, provide investors with information and details on the offering, and to invest in the offering using an escrow agent and the registered transfer agent,
•	reviewing marketing materials,
•	performing AML/KYC checks on all investors, and
•	providing other financial advisory services normal and customary for Regulation A offerings and coordinate with the Company’s registered transfer agent, escrow agent and legal representatives

In addition to the commission described above, the Company will also pay $2,750 to Rialto for out-of-pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the Company’s offering. Any portion of this amount not expended and accounted for will be returned to the Company. In addition, the Company will pay Rialto a $5,000 blue sky filing service fee and will reimburse Rialto for any state notice filing fees, estimated to be approximately $13,000. Assuming the full amount of the offering is raised and that Rialto's targeted selling efforts lead to sales of $5,000,000, we estimate that the total fees and expenses of the offering payable by the Company to Rialto will be approximately $457,750.

OpenDeal Broker LLC Agreement

In addition, the Company has engaged OpenDeal Broker LLC (CRD #297797) to assist with processing of investments through the online investment platform at www.republic.com maintained for OpenDeal Broker LLC (“OpenDeal Broker”) benefit by its affiliates. (the “Republic Platform”). OpenDeal Broker LLC will perform substantially the same services as Rialto, but only for those subscriptions received through the Republic Platform. These services include:

•	Provide a landing page on the Republic Platform for our offering of Common Stock and perform related services;
•	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, including Regulation Best Interest compliance, and provide a recommendation to the Company whether or not to accept investor as a customer;
•	Provide technical services to allow us to execute and deliver evidence of the executed subscription agreement to the investor, and
•	Provide services that allow an investor to send consideration for our Common Stock to the Escrow Agent, Prime Trust, LLC.

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The Company does not intend to actively promote the offering on Republic, and OpenDeal Broker will not act as an underwriter or placement agent for this offering.

As compensation, the Company will pay to OpenDeal Broker a commission equal to 6% of the amount raised through the Republic Platform. OpenDeal Broker will also receive a securities commission equivalent to 2% of the dollar value of the securities issued to investors through the Republic Platform at the time of closing. OpenDeal Broker will comply with lock-up restrictions required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the securities commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), OpenDeal Broker will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security. OpenDeal Broker has no registration rights.

Further, the Company will be responsible for reimbursing OpenDeal Broker for non-accountable expenses incurred by OpenDeal Broker for the Company. Such non-accountable expenses payable to OpenDeal Broker are limited to 0.5% of the proceeds raised through the Republic Platform. If all of the Common Stock were sold through OpenDeal Broker, its total compensation would include a cash payment of $900,000 and a number of shares of our Common Stock equal to $300,000 in value.

Procedures for Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

A form of our subscription agreement is filed as Exhibit 4.1 to the Offering Statement of which this Offering Circular forms a part.

The shares of Common Stock acquired under the subscription agreement will be issued to you by our transfer agent in book entry form upon acceptance of your subscription agreement and confirmation of funds received by the Company.

Rialto Platform Subscription Process

After the qualification of this Offering Statement by the SEC, if you decide to subscribe for any shares of Common Stock in this Offering through the Rialto Platform, you should complete the following steps:

1. Go to www.invest-olivetreepeople.com and click on the “Invest Now” button

2. Complete the online investment form.

3. Deliver funds directly by check, wire, debit card, credit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt.

4. Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor.

5. Once AML is verified, investor will electronically receive, review, execute and deliver to us a subscription agreement.

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Procedures for Subscribing Through the Republic Platform

Investors subscribing to our Common Stock through the Republic Platform, as facilitated by OpenDeal Broker LLC, may also access the Company’s offering through our offering page hosted on the Republic Platform at www.republic.com/olive-tree-people. Investors may follow the instructions provided through the Republic Platform to review the Company’s offering materials, including the offering circular and subscription agreement, as well as submit payment, which will be deposited into an escrow account at the Escrow Agent for the benefit of the Company. Credit card transactions will be processed through a payment processing platform integrated with the Republic Platform and the Escrow Agent as well.

OpenDeal Broker LLC has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the shares. OpenDeal Broker LLC is not participating as an underwriter and under no circumstance will it solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. OpenDeal Broker LLC is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon OpenDeal Broker LLC’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of OpenDeal Broker LLC in this offering as any basis for a belief that it has done extensive due diligence. OpenDeal Broker LLC does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular. All inquiries regarding this offering should be made directly to the Company.

Selling Securityholders

No securities are being sold for the account of security holders. All net proceeds of this Offering will go to the Company.

Investors’ Tender of Funds

After the SEC has qualified the Offering Statement, the Company will accept tenders of funds to purchase our Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their securities on the same date). Investors may subscribe by tendering funds via ACH, debit or credit card, or wire. Subscriptions via credit card will be processed through a payment processing platform integrated with Prime Trust, LLC. The Company estimates that processing fees for credit card subscriptions will be approximately 3.8% of total funds invested per transaction. The Company intends to pay these fees on behalf of investors, which, at the maximum offering amount, the Company estimates could be a total of approximately $450,000 in fees. Investors should note that processing of checks and credit cards by financial institutions has been impacted by restrictions on businesses due to the coronavirus pandemic. Delays in the processing and closing of subscriptions paid by check may occur, and credit card processing fees may fluctuate. Upon closing, funds tendered by investors will be made available to the Company for its use. The Company estimates that approximately 80% of the gross proceeds raised in this Offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in the “Use of Proceeds” section of this Offering Circular.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Offering is oversubscribed in excess of the maximum offering amount.

Escrow Agent

The Company has entered into Escrow Services Agreements with Prime Trust, LLC (the “Escrow Agent”) and each of Rialto and OpenDeal Broker. Investor funds will be held in an account by the Escrow Agent pending a closing or the termination of the Offering. While funds are held the escrow account and prior to a closing of the sale of our Common Stock in bona fide transactions that are fully paid and cleared, (i) the escrow account and escrowed funds will be held for the benefit of the investors, (ii) the Company will not be entitled to any funds received into the escrow account, and (iii) no amounts deposited into the escrow account shall become the property of the Company, or be subject to any debts, liens or encumbrances of any kind of the Company. No interest shall be paid on balances in the escrow account.

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The Escrow Agent has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the securities.

Forum Selection Provision

Our subscription agreement includes a forum selection provision that requires any claims against the Company based on the subscription agreement be brought in a state or federal court of competent jurisdiction in the State of California. This forum may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers not to lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the Company.

Perks

At stepped investment levels, the Company plans to offer investment packages that provide various incentives:

Minimum Dollar Investment	Rewards
$750	$50 in Olive Tree People Online Credit
$2,250	$175 in Olive Tree People Online Credit
$4,500	$400 in Olive Tree People Online Credit
$9,000	$1,000 in Olive Tree People Online Credit
$18,000	$2,500 in Olive Tree People Online Credit

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

USE OF PROCEEDS TO ISSUER, page 18

Assuming a maximum raise of $15,000,000, the net proceeds of this Offering would be approximately $13,262,250 after subtracting commissions and estimated offering costs of $900,000 in commissions, $20,000 in audit fees, $150,000 in marketing and advertising costs related to the Offering, $75,000 in transfer agent and EDGAR fees, $10,000 in accounting fees, $20,000 in consulting fees, $450,000 in credit card fees, $10,000 in graphic designer fees and $100,000 in legal fees.

Assuming a raise of $7,500,000, representing 50% of the maximum offering amount, the net proceeds of this Offering would be approximately $6,475,225 after subtracting commissions and estimated offering costs of $450,000 in commissions, $20,000 in audit fees, $150,000 in marketing and advertising costs related to the Offering, $37,500 in transfer agent and EDGAR fees, $10,000 in accounting fees, $20,000 in consulting fees, $225,000 in credit card fees, $10,000 in graphic designer fees and $100,000 in legal fees.

Assuming a raise of $3,000,000, representing 20% of the maximum offering amount, the net proceeds of this Offering would be approximately $2,402,725 after subtracting commissions and estimated offering costs of $180,000 in commissions, $20,000 in audit fees, $150,000 in marketing and advertising costs related to the Offering, $15,000 in transfer agent and EDGAR fees, $10,000 in accounting fees, $20,000 in consulting fees, $90,000 in credit card fees, $10,000 in graphic designer fees and $100,000 in legal fees.

In the event that the Company would raise less than the maximum offering amount, the Company would adjust its use of proceeds by reducing marketing and promotion expenditures, limiting the number of U.S. store locations we would seek to open, and slowing our planned expansion within the United States with the proceeds of the Offering.

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Please see the table below for a summary our intended use of the net proceeds from this Offering

Percent					Maximum Offering
Allocation	$3,000,000 Raise	%	$7,500,000 Raise	%	$15,000,000 Raise
	Use Category		Use Category		Use Category
5%	Product Development	5%	Product Development	5%	Product Development
70%	Marketing & Promotion	70%	Marketing & Promotion	70%	Marketing & Promotion
20%	New Store Locations	20%	New Store Locations	20%	New Store Locations
5%	General and Administrative	5%	General and Administrative	5%	General and Administrative

Because the Offering is made on a “best efforts” basis, we may close the Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

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